SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 22nd, 2003

Telewest Communications plc
(Translation of Registrant’s Name into English)

Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEWEST COMMUNICATIONS PLC
(Registrant)

Dated: April 22nd, 2003	By:	/s/ Clive Burns
	Name:	Clive Burns
	Title:	Company Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Telewest Report 2002
99.2	Telewest Summary Financial Statement 2002
99.3	Notice of Annual General Meeting
99.4	Form of Proxy – Annual General Meeting 2003